SCHEDULE 13D/A

CUSIP No: 48126T104

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction	Shares Purchased(Sold)	Price per Share
10/24/2014	1,295	15.33
12/18/2014	(100)	16.08
12/19/2014	(6,100)	16.20
12/22/2014	(16,700)	16.30

* Tender Offer